UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

PrimeEnergy Corporation

(Name of Issuer)

Common Stock (par value $.10 per share)

(Title of Class of Securities)

74158E104

(CUSIP Number)

Michael A. Varet, Esq.

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

(212) 335-4650

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2018**

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

**

This report on Schedule 13D also identifies holdings which, as a result of an administrative error, were not identified as requiring a filing on Schedule 13D at the time such information first became publicly available on April 17, 2018. Item 5(c) of this Schedule 13D reflects that information. In all cases, the changes in the percentage of shares beneficially owned reported herein resulted solely from changes in the total number of shares outstanding of the class of securities and not as the result of any transaction in the shares of the Issuer owned by the reporting persons. See Item 5 for additional information.

CUSIP NO. 74158E104	Schedule 13D	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Numbers Amrace Inc. (13-2980072)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 391,422
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 391,422
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 391,422
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.

Percent of Class Represented by Amount in Row (11)

Approximately 19% as of August 24, 2018 (based on 2,061,963 shares of common stock outstanding per PrimeEnergy Corporation Form 10-Q dated August 20, 2018).

14.	Type of Reporting Person CO

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1.	Names of Reporting Persons Robert de Rothschild
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 391,422
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 391,422
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 391,422
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.

Percent of Class Represented by Amount in Row (11)

Approximately 19% as of August 24, 2018 (based on 2,061,963 shares of common stock outstanding per PrimeEnergy Corporation Form 10-Q dated August 20, 2018).

14.	Type of Reporting Person IN

CUSIP NO. 74158E104	Schedule 13D	Page 4 of 8

1.	Names of Reporting Persons Michael A. Varet
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 391,422
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 391,422
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 391,422
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.

Percent of Class Represented by Amount in Row (11)

Approximately 19% as of August 24, 2018 (based on 2,061,963 shares of common stock outstanding per PrimeEnergy Corporation Form 10-Q dated August 20, 2018).

14.	Type of Reporting Person IN

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1.	Names of Reporting Persons. Rene-Pierre Azria*
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person IN

*	This Schedule 13D represents an exit filing for Rene-Pierre Azria.

CUSIP NO. 74158E104	Schedule 13D	Page 6 of 8

This Amended Statement of Beneficial Ownership on Schedule 13D (“Amendment 7”) amends and supplements the Amended Statement of Beneficial Ownership on Schedule 13D filed on January 12, 2016 (“Amendment 6”) and all previous Statements of Beneficial Ownership on Schedule 13D filed in connection with the parties and matters referenced herein, with respect to the Common Stock, $.10 par value (the “Common Stock”) of PrimeEnergy Corporation (“PEC”). Any capitalized terms used and not defined in this Amendment 7 shall have the meanings set forth in Amendment 6, previous amendments and/or the original Schedule 13D to which this Amendment 7 relates. Only those items that are hereby reported are amended; all other items, including previously filed exhibits, remain unchanged and are incorporated by reference herein.

2.	IDENTITY AND BACKGROUND.

a.	Name of Person Filing

b.	Address of Principal Business Office or, if none, Residence

f.	Citizenship

Amrace Inc.

c/o Michael A. Varet

DLA Piper LLP (US)

1251 Avenue of the Americas, 27th Floor

New York, New York 10020

Delaware corporation

Robert de Rothschild

1251 Avenue of the Americas, 33rd Floor

New York, New York 10020

French citizen

Michael A. Varet

c/o DLA Piper LLP (US)

1251 Avenue of the Americas, 27th Floor

New York, New York 10020

U.S. citizen

Rene-Pierre Azria

P.O. Box 67

New York, New York 10150-0067

U.S. citizen

c.

Amrace Inc. (“Amrace”) is a holding company, the principal asset of which is the shares of PEC reported herein. Robert de Rothschild is a private investor. Michael A. Varet is a lawyer and Senior Counsel at DLA Piper LLP (US). Rene-Pierre Azria is an investment banker. Mr. Varet is President and Mr. de Rothschild is Secretary of Amrace. Messrs. Varet and de Rothschild are the Directors of Amrace. As of the date of Amendment 6, the Robert de Rothschild 2015 GRAT Trust (the “2015 GRAT”) owned 62.2% of the total outstanding shares of Amrace, the Robert de Rothschild 1987 Trust (the “1987 Trust”) owned 33.3% of the total outstanding shares of Amrace and the Robert de Rothschild 2010-B GRAT (the “2010 GRAT”) owned 4.5% of the total outstanding shares of Amrace. Messrs. Varet and Azria were co-trustees of the 1987 Trust, the 2010 GRAT and the 2015 GRAT. As a result of the foregoing, each of Messrs. de Rothschild, Varet and Azria may have been deemed to be the beneficial owners of the Common Stock beneficially owned by Amrace. In Amendment 6, Mr. de Rothschild disclaimed beneficial ownership of the Common Stock reported therein except to the extent of his pecuniary interest therein, while neither Mr. Varet nor Mr. Azria had any pecuniary interest in the shares reported herein.

CUSIP NO. 74158E104	Schedule 13D	Page 7 of 8

Subsequently, on November 4, 2016, 73.84 of the 123.76 shares of Amrace owned by the 2015 GRAT were transferred from the 2015 GRAT to Robert de Rothschild and, on November 4, 2017, the remaining 49.92 shares of Amrace owned by the 2015 GRAT were transferred from the 2015 GRAT to Robert de Rothschild. On August 13, 2018, Robert de Rothschild transferred 61.88 shares of Amrace, representing 31.1% percent of the total shares of Amrace, to the Robert de Rothschild 2018 GRAT (the “2018 GRAT”). Michael A. Varet is the Trustee of the 2018 GRAT.

The 1987 Trust continues to own 66.33 shares, representing 33.3%, of the total outstanding shares of Amrace and the 2010 GRAT continues to own 8.91 shares, representing 4.5%, of the total outstanding shares of Amrace.

As a result of certain changes to the Amrace By-Laws, effective August 24, 2018, Rene-Pierre Azria is no longer considered to be a control person of Amrace and therefore, as of the date hereof, Mr. Azria is no longer the indirect beneficial owner of any of the Issuer’s shares.

d-e.

None of the Reporting Persons during the past five years has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

5.	INTEREST IN SECURITIES OF THE ISSUER.

a-b.	Incorporated by reference to Items (7) – (11) and (13) of the cover page relating to each Reporting Person and the disclosure set forth in Item 5(c) of this Amendment 7.

c.

None of the Reporting Persons have engaged in any transactions in the Common Stock in the sixty days prior to the filing of this Amendment 7. The change in the percentage of shares beneficially owned reported herein resulted solely from a change in the total number of shares outstanding of the class of securities and not as the result of any transaction in the Common Stock.

As of April 17, 2018, the Reporting Persons had voting and dispositive power over 391,422 shares of the Common Stock, which represented approximately 18.7% of the class. The increase in the percentage of Common Stock beneficially owned by the Reporting Persons was solely the result of the repurchase from time to time by PEC of Common Stock in open market and private transactions which resulted in a decrease in the number of outstanding shares of Common Stock to 2,097,777, as reported publicly by the Issuer on Form 10-K dated April 17, 2018, and not the result on any transactions in the Common Stock by any of the Reporting Persons.

6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except for the matters discussed in this Amendment 7, in previous amendments and/or the initial Schedule 13D to which this Amendment 7 relates, and any exhibits thereto, there are no contracts, arrangements or understandings among the Reporting Persons or with any other persons with respect to any securities of the Issuer.

7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 — Joint Filing Agreement dated January 12, 2016, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to Schedule 13D, Amendment 6 filed by the Reporting Persons on January 12, 2016).

CUSIP NO. 74158E104	Schedule 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2018

Amrace Inc.

By:	/s/ Michael A. Varet

Name:	Michael A. Varet
Title:	President

Robert de Rothschild

/s/ Robert de Rothschild

Michael A. Varet

/s/ Michael A. Varet

Rene-Pierre Azria

/s/ Rene-Pierre Azria